SECURITIES AND EXCHANGE COMMISSION


02058638

WASHINGTON, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
SEP 20 2002
WASH, D.C.
155
SECTION

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

AIMGLOBAL TECHNOLOGIES COMPANY, INC.
(Translation of registrant's name into English)

8128 River Way, Delta, British Columbia, Canada V4G 1K5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

TABLE OF CONTENTS

MATERIAL CHANGE REPORT

Form 53-901F (formerly Form 27) Under Section 85(1) of the British Columbia Securities Act
Form 27 Under Section 118(1) of the Alberta Securities Act
Form 27 Under Section 75(2) of the Ontario Securities Act
Form 27 Under Section 73 of the Quebec Securities Act
Form 27 Under Section 81(2) of the Nova Scotia Securities Act
Form 26 Under Section 76(2) of the Newfoundland Securities Act
Form 25 Under Section 84(1)(b) of the Saskatchewan Securities Act
National Policy 40 Manitoba/Yukon/NWT/Nunavut
(Individually, the "Act" and collectively, the "Securities Acts")

1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

AimGlobal Technologies Company Inc. (the "Company")
8128 RiverWay
Delta, British Columbia
V4G 1K5

2. Date of Material Change

State the date of the material change.

May 15, 2002

3. Press Release

State the date and place(s) of issuance of the press release issued under Section 85(1) (BC), Section 118(1) (AB), Section 75(1) (ON), Section 73 (QUE), Section 81(1) (NS), Section 76(1) (NWFD), Section 84(1)(a) (SASK) of the Securities Acts.

May 15, 2002

The Press Release was released to The Toronto Stock Exchange, AMEX and through various other approved public media and was SEDAR filed with the Canadian Securities Commissions.

4. Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

An Indianapolis based merchant bank has acquired the Company's outstanding indebtedness of $9,600,000 to the Canadian Imperial Bank of Commerce ("CIBC") including all security and agreements outstanding under the CIBC operating facilities which is convertible into a total of 13,100,322 common shares of the Company, subject to regulatory and shareholder approval. The new lender has also agreed to provide additional working capital to assist with the Company's proposed restructuring.

The number of directors serving on the board has been increased to four. Two directors have resigned and three new directors have been appointed to fill the vacancies.

5. Full Description of Material Change

Valtec Capital Corporation, an Indianapolis based merchant bank has acquired the Company's outstanding indebtedness to the CIBC including all security and agreements outstanding under the CIBC operating facilities. The Company's loan, in default with the CIBC, expired on June 30, 2001. The Company has been operating under a forbearance agreement with CIBC. The new lender is currently reviewing the Company's business plan with the expectation of amending the loan agreements in the near future. The new merchant bank has agreed to provide additional working capital to the Company to assist with its operational and financial restructuring.

As part of its restructuring, the Company entered into an agreement to sell its West coast operations. The transaction is scheduled for completion later this month. The Company is also making considerable progress towards securing a cooperative creditor compromise agreement with creditors who supplied the Company with parts and material in connection with manufacturing equipment for Cell-Loc Inc. ("Cell-Loc"), a former customer who defaulted on its contracts with the Company leading to an inventory write down in excess of $33 million in the fiscal year ended March 31, 2001. The Company is continuing to pursue its $46 million lawsuit against Cell-Loc and Mr. M. Fattouche.

The new operating loan, subject to shareholder and regulatory approvals, provides for its conversion into 13,100,322 common shares of the Company at a deemed value of $0.9333 per share, an 87% premium, for 8,400,322 shares and 4,700,000 shares at a deemed value of $0.375 per share. Fully converted, the new lender will acquire approximately 42% of the Company's then issued and outstanding shares. In the event that the requisite approvals are not obtained, the new lender will be entitled to a break-up fee of $1,000,000.

In relation to the Company's new financing, the Company has expanded the number and breadth of its board of directors. The board will increase from three to four directors. Joining Mr. deJaray, as Chairman of the Board are new directors:

Mr. Warren H. Feder, Senior Managing Director of Carl Marks Capital Advisors LLC, a New York based investment bank,

Mr. Daniel Klausner, Senior Vice-President of UBS PaineWebber, Inc., and

Mr. Bruce N. Lemons, a business attorney from Salt Lake City who will also serve as the Company's Secretary.

Mr. Bernard M. Joyce and Mr. Ron McMahan have resigned from the board.

6. Reliance on Section 85(2)(BC), Section 118(2)(AB), Section 75(3) (ON), Section 74 (QUE), Section 81(3)(NS), Section 84(2)(SASK), Section 76(3) (NWFD) of the Securities Acts

Not applicable.

7. Omitted Information

Not applicable

8. Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Bruce Lemons, Secretary
6925 South Union Park Center, Suite 190
Midvale, Utah
84047

Phone: (801) 990-3132

9. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Salt Lake City, Utah this 29th day of August, 2002.

"Signed"
Bruce Lemons
Secretary

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE *SECURITIES ACT*, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE *SECURITIES ACT* OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THESE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE IS A MISREPRESENTATION.

c5956
r f BC-cor-AimGlobal-financi 05-15 0681
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
/C O R R E C T I O N from Source - AimGlobal Technologies Company Inc./

In c5920 sent at 12:34e today, the second paragraph, first sentence which originally read, "As part of its restructuring, the Company has entered into an agreement to sell its West Coast operations scheduled for closing later this month." is now revised to read, "As part of its restructuring, the Company has entered into an agreement to sell its West Coast operations. The transaction is scheduled for completion later this month." Full corrected copy follows:

AimGlobal Technologies announces $9,600,000. Financing

- Convertible Financing
- Expanded Board, New Directors
- Additional Working Capital

TORONTO, May 15 /CNW/ - AimGlobal Technologies Company Inc. (TSE/AMEX : AGT) today announced that an Indianapolis based merchant bank has acquired the Company's outstanding indebtedness to the Canadian Imperial Bank of Commerce ("CIBC") including all security and agreements outstanding under the CIBC operating facilities. The Company's loan, in default with CIBC, had expired on June 30, 2001. AimGlobal has been operating under a forbearance agreement with CIBC. The Company reported that its new lender is currently reviewing the Company's business plan with the expectation of amending the loan agreements in the near future. The Company commented that their new merchant bank will be providing additional working capital to the Company in keeping with completing its operational and financial restructuring.

As part of its restructuring, the Company has entered into an agreement to sell its West Coast operations. The transaction is scheduled for completion later this month. The Company also reported on making considerable progress towards securing a cooperative creditor compromise agreement with creditors who supplied AimGlobal with parts and material in connection with manufacturing equipment for Cell-Loc Corporation, a former customer who defaulted on its contracts with the Company leading to an inventory write down in excess of $33 million in the fiscal year ended March 31, 2001. The Company is continuing the pursuit of their $46 million lawsuit against Cell-Loc and Mr. M. Fattouche.

The new operating loan, subject to shareholder and TSE approval, provides for its conversion into 13,100,322 common shares of AimGlobal at $.933 per share, an 87% premium for 8,400,322 shares and $.375 per share for 4,700,000 shares. Fully converted, the new lender will acquire approximately 42% of the fully diluted, newly-issued and outstanding shares. In the event that the requisite approvals are not obtained, the new lender will be entitled to a break-up fee of $1,000,000.

Steven A. W. deJaray, Chairman of AimGlobal stated, "This is an extremely progressive step in the continuing improvement of our business. And as a major shareholder, I look forward to supporting the conversion of this loan."

In relation to the Company's new financing, AimGlobal reported it has expanded the number and breadth of its board of directors. The board will increase from three to four directors. Joining Mr. DeJaray, as Chairman of the Board, are new directors, Mr. Warren H. Feder, Senior Managing Director of Carl Marks Capital Advisors LLC, a New York based investment bank, Mr. Daniel Klausner, Senior Vice President of UBS PaineWebber, Inc. and Mr. Bruce N. Lemons, a Salt Lake City based business attorney, who will also serve as Company secretary. Mr. Bernard M. Joyce and Mr. Ron McMahan have resigned from the board. The Company wishes to express its sincere thanks to the Messrs.

Joyce and McMahan for their lengthy and invaluable service to AimGlobal.
Mr. deJaray further stated that, "As our efforts continue and are gradually realized towards perfecting the business and shifting from a model of rapid growth to profitability, working with Carl Marks, who served as the Company's investment banker in connection with the financing, has proven immeasurably beneficial in reaching our goals. We are fortunate to be associated with them."
%SEDAR: 00004308E

-0- 05/15/2002 C c5920
/For further information: Steven deJaray, AimGlobal Technologies, Phone (604) 341-4440;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(AGT. AGT)

CO: AimGlobal Technologies Company Inc.
ST: Ontario
IN: TLS
SU: FNC PER

-30-

CNW 13:45e 15-MAY-02

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: September 18, 2002

AIMGLOBAL TECHNOLOGIES COMPANY, INC.

By: 

Name: Warren H. Feder
Title: Chairman of the Board

83435.1